SimpleForms, PBC (fka What Tax Form, PBC)
STATEMENT OF CASH FLOWS (unaudited)
For the period beginning March 18, 2016 (inception) through December 31, 2016

		2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss from operations	$	(59,409)
Adjustments to reconcile net loss to cash used in operating activities:		
Increase in accrued compensation		29,849
Changes in operating assets and liabilities:		
Developed software		(59,057)
Net Cash provided by operations		**(88,617)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from convertible note issued to related party		50,000
Proceeds from advance from stockholder		38,464
Increase in accrued interest		370
Net cash provided by financing activities		**88,834**
Net increase in cash and cash equivalents		217
Cash and cash equivalents, beginning		-
Cash and equivalents, ending	$	217
SUPPLEMENTARY CASH FLOW INFORMATION		
Cash paid for interest	$	-
Cash paid for income taxes		-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.